**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 16, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Access Midstream Partners L.P.**

**File No. 1-34831 - CF#31053**

_____

        Access Midstream Partners L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 1, 2014.

        Based on representations by Access Midstream Partners L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

             Exhibit 10.1                      through April 10, 2021

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                      Kevin M. O'Neill
                      Deputy Secretary